*JP 3/25


13031507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2014 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

| SEC FILE NUMBER |
|---|
| 8-48255 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**601 S. LaSalle St.**
(No. and Street)

| **Chicago** | **IL** | **60605** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kevin Wirth** — **(312) 935-0123**
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name - *if individual, state last, first, middle name*)

| **345 Park Avenue** | **New York** | **NY** | **10154** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

AP 3/25

**AFFIRMATION**

We, James P. Selway III and Kevin B. Wirth, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Derivatives LLC (a wholly-owned subsidiary of ITG Ventures, Inc.), as of December 31, 2012, are true and correct. We further affirm, that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



James P. Selway III
Chief Executive Officer



Kevin B. Wirth
Vice President/FINOP



Notary Public

**Magally Rosario**
**Notary Public, State of New York**
**Reg. No. 01RO6134488**
**Qualified in Kings County**
**My Commission Expires October 3, 2013**





# ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition
December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102



## Report of Independent Registered Public Accounting Firm

The Member
ITG Derivatives LLC:

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (a wholly-owned subsidiary of ITG Ventures Inc.) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

## ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2012

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 5,479,608 |
| Cash restricted or segregated | | 50,010 |
| Receivables from broker-dealers, net | | 2,341,346 |
| Receivables from non broker-dealers, net | | 279,438 |
| Due from affiliates | | 29,707 |
| Premises and equipment, net | | 479,303 |
| Capitalized software, net | | 486,927 |
| Intangibles (net of accumulated amortization of $2,906,256) | | 2,195,098 |
| Other assets | | 124,432 |
| Total assets | $ | 11,465,869 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 1,250,892 |
| Accrued compensation and benefits | | 195,861 |
| Payables to broker-dealers | | 11,620 |
| Due to affiliates | | 567,421 |
| Total liabilities | | 2,025,794 |
| Member's equity | | 9,440,075 |
| Total liabilities and member's equity | $ | 11,465,869 |

See accompanying notes to Statement of Financial Condition.

# ITG Derivatives LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

## (1) Organization and Basis of Presentation

ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois limited liability company that is a wholly-owned single-member subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. However, the Company may at times receive cash from customers that may not be identified and as such has set up a segregated account to separate those funds. As of December 31, 2012, the Company has $50,010 held in a segregated account.

## (2) Summary of Significant Accounting Policies

***Use of Estimates***

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

***Securities Transactions***

Receivables from broker-dealers, net include amounts receivable for commissions and fees earned, and deposits with clearing brokers. Payables to broker-dealers primarily represent execution cost payables.

Receivables from non-broker dealers, net include amounts receivable for commissions and fees earned.

All securities transactions are cleared through other clearing brokers.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments, with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2012, are an investment in a U.S. Government money market fund and cash of $4,990,128 and $489,480, respectively.

***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables and payables are carried at market value or estimated fair value.

***Share-Based Compensation***

Stock-based compensation expense requires measurement of compensation cost for stock-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. ITG and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of restricted stock awards is based on the fair value of ITG's common stock on the grant date.

Certain restricted stock awards granted have both service and market conditions. Restricted stock awards with market conditions are valued based on the grant date fair value of the award for equity-based awards determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for ITG's common stock. Compensation costs for awards with market conditions are recognized on a graded vesting basis over the estimated service period calculated by the Monte Carlo simulation.

***Goodwill and Intangibles***

In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, goodwill is assessed no less than annually for impairment. The impairment testing employed utilizes a combination of the discount cash flow method (an income approach) and the guideline company method (a market approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value. In determining the fair value, the discounted cash flow analyses employed require significant assumptions and estimates about the future operations. Significant judgments inherent in these analyses include the determination of appropriate discount rates, the amount and timing of expected future cash flows and growth rates. The cash flows employed in the Company's 2012 discounted cash flow analyses were based on financial forecasts, which in turn were based on the 2012 annual budget developed internally by management. The Company's discount rate assumptions are based on a determination of its required rate of return on capital.

Intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant and Equipment*. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

***Premises and Equipment***

Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. Premises and equipment, net on the Statement of Financial Condition were net of accumulated depreciation and amortization of $2,906,256 at December 31, 2012.

***Capitalized Software***

Software development costs are capitalized when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized

using the straight-line method over the three years beginning when the product is available for general release to customers.

***Income Taxes***

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Statement of Financial Condition. However, if the Company were to report income taxes, the Company would have reported a net deferred tax asset of $4,650,275 primarily relating to goodwill impairment, intangible amortization expense, and capitalized software.

***Recently Adopted Accounting Standards***

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2012-02, Testing Indefinite-lived Intangible Assets for Impairment, an update to existing guidance on the impairment assessment of indefinite-lived intangibles. This update simplifies the impairment assessment of indefinite-lived intangibles by allowing companies to consider qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. This option is in lieu of performing a quantitative fair value assessment. The Company elected to early adopt this update and it did not have a material impact on the Statement of Financial Condition.

## (3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2012 consist of U.S. Government money market fund investments of $4,990,129 which is included in cash and cash equivalents. The

Company currently does not have any Level 1 liabilities.

The Company did not have any Level 2 or 3 assets as of the year ended December 31, 2012.

## (4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2012.

| | | Receivables from | | Payables to |
|---|---|---|---|---|
| Broker-dealers | $ | 1,904,734 | $ | 11,620 |
| Clearing organizations | | 477,820 | | - |
| Allowance for doubtful accounts | | (41,208) | | - |
| Total | $ | 2,341,346 | $ | 11,620 |

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. The Company recorded an increase of $57,880 to the allowance in 2012.

## (5) Receivables from Non Broker-Dealers

The following is a summary of receivables from non broker-dealers as of December 31, 2012.

| | | Receivables from |
|---|---|---|
| Non broker-dealers | $ | 354,851 |
| Allowance for doubtful accounts | | (75,413) |
| Total | $ | 279,438 |

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. The Company recorded a decrease of $34,963 to the allowance in 2012.

## (6) Goodwill and Other Intangibles

In accordance with ASC 350, *Intangibles-Goodwill and Other,* the Company tests goodwill for impairment annually and more frequently when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is tested for impairment using a two-step process.

- Step one—the fair value of a reporting unit is compared to its carrying value in order to identify potential impairment. If the fair value of a reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of a reporting unit, potential impairment is indicated and step two of the impairment test is performed in order to determine the implied fair value of the reporting unit's

goodwill and measure the potential impairment loss.

- Step two—when potential impairment is indicated in step one, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair values of the Company's reporting unit is determined by considering the income approach to valuation.

Under the income approach, the fair value of the reporting unit is estimated based on the present value of expected future cash flows. The income approach is dependent on a discounted cash flow model for the Company's reporting unit which incorporates a five year cash flow forecast plus a terminal value assuming an estimated sustainable long term growth rate. Such forecast considers business plans, historical and anticipated future results based upon the Company's expectations for future product offerings, market opportunities and challenges and other factors. The discounts rates used to determine the present value of future cash flows is based upon an adjusted version of the Capital Asset Pricing Model ("CAPM") to estimate the required rate of return on equity. The CAPM measures the rate of return required by investors given a company's risk profile. Significant revisions to any of these estimates could lead to an impairment of all or a portion of goodwill in future periods.

In the Company's impairment testing, the Company also examines the sensitivity of the fair value of the reporting unit by reviewing other scenarios relative to the initial assumptions the Company used to see if the resulting impact on the fair value would have resulted in a different step one conclusion. Accordingly, the Company performs sensitivity analyses based on more conservative terminal growth scenarios and higher discount rates in which the fair value of the reporting unit is recalculated. In the first sensitivity analysis, the Company lowered it's terminal growth rate assumptions (holding all other critical assumptions constant), while in the Company's second sensitivity analysis the Company increased the reporting unit's discount rate (holding all other critical assumptions constant). The Company then evaluates the outcomes of the sensitivity analyses performed to assess their impact on its step one conclusions.

The Company continually monitors and evaluates business and competitive conditions that affect its operations for indicators of potential impairment. As a result, the Company performed quarterly interim impairment testing since 2010 in addition to its annual tests due to the presence of adverse economic and business conditions such as a prolonged decrease in the Parents market capitalization below book value, a decline in management's current and expected financial performance, and the significant near-term uncertainty related to both the global economic recovery and the outlook for the Company's industry. The Company's interim impairment tests apply the same valuation techniques, terminal growth rates and sensitivity analyses used in their prior annual impairment tests to each updated quarterly cash flow forecast.

In the second quarter 2012, industry conditions deteriorated further. Outflows from domestic equity funds re-accelerated while trading activity in major global equity markets fell further below prior year levels, driving our revenues below the levels projected in our March 31 forecast. Consequently, we downwardly revised our earnings and cash flow forecasts to reflect our adjusted expectations for a significantly slower and more prolonged earnings recovery in our business. These revisions resulted in a fair value for the reporting unit that was determined to be below its carrying value, indicating a potential impairment resulting in the

performance of a step two analysis. The step two valuation test yielded aggregate fair values for the tangible and (non-goodwill) intangible assets above their aggregate carrying values, which reduced the amount of the implied fair value attributable to goodwill to zero.

## (7) Employee Benefit and Stock Plans

***Equity Plan***

The ITG 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved by ITG's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective May 11, 2010. In October 2008, ITG's Compensation Committee of the Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan was amended and restated in November 2011 and is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA"). Under the 2007 Plan, 8,386,208 shares of ITG's common stock are authorized. Shares of common stock which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards. Options that have been granted under the 2007 Plan are exercisable on dates through February 2019. The 2007 Plan will remain in effect until May 7, 2017, unless terminated, or extended, by the Board of Directors of ITG with the approval of ITG's stockholders. After this date, no further awards shall be granted pursuant to the 2007 Plan, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions.

Under the 2007 Plan ITG is permitted to grant restricted stock awards to employees. In 2012, certain employees of the Company were granted 2,911 awards. Generally, and except for awards granted under the VCSUA, restricted stock unit awards granted since 2007 vest in one of the following manners: (a) cliff vest on the third anniversary of the grant date so long as the award recipient is employed on such date or (b) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90-day average of ITG's common stock price on each of the vesting dates is higher than the 90-day average of ITG's common stock price preceding the grant date (i.e., in the case of (b), performance-based restricted stock units).

Under the VCSUA, each eligible participant is granted a number of basic stock units on the date the year-end cash bonus would otherwise be paid to the participant equal to (i) the amount by which the participant's variable compensation is reduced as determined by the compensation committee, divided by (ii) the fair market value of a share of the Company's common stock on the date of grant. In addition, each participant is granted an additional number of matching stock units on the date of grant equal to 10% of the number of basic stock units granted (20% prior to 2012). Basic stock units vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Company on each applicable vesting date, and will be settled in shares of ITG common stock within 30 days after each applicable vesting date. Matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Company through such vesting date, and will be settled in shares of ITG common stock within 30 days after the date on which such matching stock units vest.

***Stock Unit Award Program***

Effective June 30, 2003, employees earning total cash compensation per annum of $200,000 and greater participated in the SUA, a mandatory tax-deferred compensation program established and later merged into the 2007 Plan as referenced above. Under the SUA, these employee participants were required to defer receipt of (and thus taxation on) a graduated portion of participants' total cash compensation for units representing the Company's common

stock equal in value to 130% of the compensation deferred. The units representing 100% of the total compensation deferred were at all times fully vested and non-forfeitable; however the units were restricted to settlement to common shares half of which were distributed on the third anniversary of the deferral and the remaining half on the sixth anniversary of the deferral. The match representing 30% of the compensation deferred was contingent only on employment with the Company and vested 50% on the third anniversary of the deferral and the remaining 50% on the sixth year of the deferral.

Effective January 1, 2006, the SUA was amended to make participation in the plan among eligible participants (employees earning total cash compensation per annum of $200,000 and greater) elective, rather than mandatory. In addition, beginning January 1, 2006, the plan deferred receipt of (and thus taxation on) a graduated portion of participants' total cash compensation for units representing the Company's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred were at all times fully vested and non-forfeitable; however the units were restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing 20% of the compensation deferred was contingent only on employment with the Company and vested 100% on the third anniversary of the deferral.

Effective January 1, 2009, the SUA was further amended and restated. The amendment froze the SUA such that it did not apply to compensation earned for any calendar year after 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA for bonus payments for 2008 that were due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA in order to comply with section 409A of the Internal Revenue Code.

*Employee Benefit Plans*

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $250,000 for the year ended December 31, 2012. The RSP features include a guaranteed ITG contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary ITG contribution based on ITG's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and an ITG matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year. In November 1997, the Board of Directors of ITG approved the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP became effective February 1, 1998 and allows all full-time employees to purchase ITG's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

## (8) Capitalized Software

The capitalized software balance of $486,927 was net of accumulated amortization of $3,834,621 at December 31, 2012. This is primarily related to the development of the Company's execution management system and related functionality.

## (9) Related Party Transactions

Pursuant to a services agreement with ITG Inc., the Company reimburses ITG Inc. for providing administrative and support services to the Company. These services include, but are not limited to, internal accounting, payroll, legal and other miscellaneous services.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the operation of a production data center and manages the disaster recovery services contract.

The Company entered into services agreements with ITG Inc. and ITG Analytics, Inc. ("ITG Analytics") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

The Company executes equity option transactions on behalf of customers of ITG Inc.

The Company executes equity option and equity security transactions on behalf of ITG Canada Corp. ("ITGC") and its customers.

In the normal course of business, ITG Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2012.

## (10) Commitments and Contingencies

The lease agreement covering the Company's primary office space is held by ITG. The lease was scheduled to expire in 2012; however, was extended to October 2013 with the expense associated with the lease being charged back to the Company.

## (11) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Financial Statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers, net and receivables from customers, net. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

## (12) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2012, the Company had net capital of $4,812,179, which was $3,812,179 in excess of required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16**

The Member
ITG Derivatives LLC:

In planning and performing our audit of the financial statements of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures, Inc.), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions and does not carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting



principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013